Exhibit 21.1

Subsidiaries of Evolent Health, Inc.

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
NCIS Holdings, Inc.	Delaware
NCH Management Systems, Inc.	California
Evolent Assurance Solutions, LLC	Vermont
EH Holding Company, Inc.	Delaware
True Health New Mexico, Inc.	New Mexico
True Health New York, Inc.	New York
True Health Indiana, Inc.	Indiana
Juntos Health Plan Inc.	Texas
Evolent Health International Private Limited	India